  EXHIBIT 99.1

Mogo Launches Normal Course Issuer Bid on TSX

Vancouver, British Columbia, August 21, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”) today announced that, in addition to the Company’s existing common share buyback program launched on the NASDAQ in March 2022 (the “NASDAQ Bid”), the Company has received approval from the Toronto Stock Exchange (the “TSX”) to commence repurchasing its common shares on the TSX pursuant to a normal course issuer bid (the “NCIB”, together with the NASDAQ Bid, the “Bids”).

Under the Bids, Mogo may purchase up to 2,183,000 common shares, representing approximately 10% of the public float of Mogo’s outstanding common shares at a March 21, 2023, which was 21,839,774 common shares on such date. Purchases under the Bids will be made through the facilities of the TSX, NASDAQ, other designated exchanges or any Canadian or US alternative trading system, if eligible. In accordance with the policies of the TSX, the period of the NCIB will be considered to have commenced on March 22, 2023 and will run until March 21, 2024 or such earlier date should the Company complete its permitted purchases under the Bids. As of today’s date, Mogo has already purchased 176,456 common shares at an average price of US$2.07 under the NASDAQ Bid since March 22, 2023 and it is therefore still eligible to repurchase up to 2,006,544 common shares under the Bids until March 21, 2024. The Company currently has approximately 24.9 million shares outstanding and may begin making purchases under the NCIB as of August 23, 2023.

All common shares purchased under the Bids will be cancelled. The actual number of common shares purchased under either Bid, the time of purchases and the price at which the common shares will be acquired will depend on future market conditions.

Under the rules of the TSX and subject to certain exemptions for block purchases, the maximum number of common shares that Mogo may purchase on any one (1) trading day on the TSX is 10,489 common shares, representing 25% of the average daily trading volume of 41,959 common shares for the six-month period ending February 28, 2023. This is in addition to the common shares that Mogo may currently purchase per day under the NASDAQ Bid, the maximum of which is approximately 25,000.

The Company’s board of directors has elected to commence the NCIB, in addition to the NASDAQ Bid, as it believes that the market price of the Company’s common shares may not, from time to time, accurately reflect their underlying value. Accordingly, purchasing the common shares for cancellation under the Bids may represent an attractive investment opportunity to enhance long-term shareholder value.

All common share amounts referred to in this press release have been adjusted to reflect the Company’s recently completed 3:1 share consolidation.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, the company offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Bids and the intended purchase for cancellation of common shares of the Company thereunder. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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